787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
February 26, 2010
VIA EDGAR
John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A
Dear Mr. Ganley:
          On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).
          The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on February 26, 2010.
          The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).
          The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 12, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on December 23, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as
New York     Washington, DC     Paris     London     Milan     Rome     Frankfurt     Brussels

February 26, 2010

“Comments to the Summary Prospectus,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.
Comments to the Summary Prospectus of each Fund

Comment 1:	Fee Table: Please delete footnote 1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:	The Funds respectfully decline to delete footnote 1 to the Fee Table. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote 1 to the Fee Table.

Comment 2:	Performance Information: In the narrative preceding the Bar Chart, if the Fund only compares its performance to one benchmark, please delete the disclosure stating the relevance of the Funds’ benchmark.

Response:	The requested change has been made. The disclosure has been removed for each Fund that compares its performance to only one benchmark.

Comment 3:	Performance Information: Please delete all footnotes to the Performance Table describing the benchmarks to which the Funds’ performance is compared. This disclosure can be moved elsewhere in the Funds’ prospectus.

Response:	The requested change has been made. The disclosure describing the Funds’ benchmark has been moved to the Glossary.

Comment 4:	Purchase and Sale of Fund Shares: Please delete the disclosure for Investor B Shares if they have no minimum initial or subsequent investment requirements.

Response:	The Funds respectfully decline to delete the information relating to Investor B Shares, as the Funds believe that it would be confusing to investors to see that Investor B Shares appear in the Fee Table and elsewhere in the Summary Prospectus, but that they are absent from the disclosure required by Item 6 of Form N-1A. The information provided for Investor B Shares is responsive to Item 6 insofar as it relates to the minimum investment requirement that such Shares only can be purchased through exchange, dividend reinvestment, or certain qualified employee benefit plans. Absent this disclosure, a potential investor who may want to purchase Investor B Shares would not know what the investment requirements are for such Shares.

Comment 5:	Principal Risks: Please review and revise the risk disclosures for length. Specifically, the foreign securities and mortgage- and asset-backed securities risks are overly lengthy.

February 26, 2010

Response:	The Funds respectfully decline to reduce the length of the current risk disclosures. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Funds’ responses to the Staff’s prior comments. In the response to comment 8 of that prior correspondence, the Funds have already reduced the length of the foreign securities risk disclosure and other risk disclosures.

Fund-Specific Comments: BlackRock Global Dynamic Equity Fund and BlackRock Global Allocation, Inc.

Comment 6:	Fee Table: Please incorporate the items “Other Expenses of the Subsidiary” and “Dividend Expense” into “Other Expenses,” so that this item reflects the total amount of other expenses. “Other Expenses of the Subsidiary” and “Dividend Expense” can be listed separately as sub-captions of “Other Expenses.”

Response:	The requested changes have been made.

Comment 7:	Fee Table: Please remove footnotes 5 and 6 to the fee table. This disclosure can be moved elsewhere in the Funds’ prospectus.

Response:	The requested changes have been made. The disclosure regarding its investment in the wholly-owned Subsidiary has been moved to the “Management of the Fund” section. The disclosure regarding Dividend Expense has been moved to the “Glossary” section.

Comment 8:	Principal Investment Strategies of the Fund: Please remove the words “anticipates it” from the sentence regarding the 40% test for the Funds’ allocation of assets in the future.

Response:	The requested change has been made.

Comment 9:	The Subsidiary: To what extent will the Subsidiaries comply with the 1940 Act? Will the Subsidiaries have separate investment advisory contracts subject to Section 15 of the 1940 Act? Are the Boards of the Subsidiaries subject to the requirements of the 1940 Act, and if not, why not? The Staff believes that a fund that invests a substantial amount of assets in a wholly owned subsidiary might be an issuer of the subsidiary’s securities pursuant to the definition of “distribution” in Rule 140 of the Securities Act, and that such subsidiary may be required to sign the fund’s registration statement. Please indicate if the Subsidiaries will execute the Funds’ registration statements. Are the Funds treating assets held by the Subsidiaries as if held directly by the Funds for purposes of the requirements of the 1940 Act? Will the Subsidiaries’ financial statements appear in the Financial Statements of the Funds?

February 26, 2010

Response:	The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 28 to BlackRock Global Allocation Fund, Inc. (File Nos. 033-22462 and 811-05576) filed on February 27, 2009 and with Post-Effective Amendment No. 7 to BlackRock Global Dynamic Equity Fund (File Nos. 333-124372 and 811-21759 filed on February 27, 2009, each of which responds to the Staff’s prior comments regarding the Subsidiaries. The Board of Directors of each Subsidiary executes the corresponding Registration Statement. In addition, Subsidiaries’ financial statements are consolidated with the Funds financial statements.[1]

Comment 10:	Principal Risks: Please consider removing Liquidity Risk as a principal risk of the Funds.

Response:	The Funds have removed Liquidity Risk as a principal risk and included it as a non-principal risk.

Comment 11:	Risks: As part of the Fund’s principal investment strategies, the Fund discloses that it can invest in REITs and real estate-related securities; however, real estate-related securities risk is not included as a principal risk of the Fund. Please consider including real estate-related securities risk as a principal risk of the Fund.

Response:	While the Fund has the ability to invest in REITs and real estate-related securities as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in such securities. The Fund does not believe that it is appropriate to include REITs risk and real estate-related securities risk as a principal risks of the Fund at this time; however, REITs risk and real estate-related securities risk are other risks of the Fund. In the future, if the Fund does invest significantly in such securities, the Fund will consider including REITs risk and real estate-related securities risk as principal risks of the Fund.

Comment 12:	Risks: Please consider combining Small Cap Securities Risk with Mid Cap Securities Risk.

Response:	The Funds respectfully decline to combine Small Cap Securities Risk with Mid Cap Securities Risk. The Funds believe that the distinction between these risks is necessary to achieve consistent risk disclosure across all BlackRock Funds, some of which may be subject to only one of these risks.

Comment 13:	Risks: Please consider shortening Subsidiary Risk and moving more detailed disclosure elsewhere in the prospectus.

[1] See Fidelity Select Portfolio, SEC No-Action Letter (April 29, 2008).

February 26, 2010

Response:	The Funds respectfully decline to shorten Subsidiary Risk. The Funds believe that the description of the risk is appropriate.

Comment 14:	Performance Table: Please remove footnote 1 to the Funds’ performance tables.

Response:	The requested change has been made.

Fund-Specific Comments: BlackRock Global Allocation, Inc.

Comment 15:	Expense Example: Please remove all footnotes to the expense example.

Response:	The requested changes have been made.

Comment 16:	Please remove the investment strategy language from the investment objective, unless the investment objective is a fundamental policy of the Fund.

Response:	The Fund respectfully declines to revise its investment objective. The investment objective is a fundamental policy of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities and the Board of Directors.

Fund-Specific Comments: BlackRock Prepared Portfolio 2010; BlackRock Prepared Portfolio 2015; BlackRock Prepared Portfolio 2020; BlackRock Prepared Portfolio 2025; BlackRock Prepared Portfolio 2030; BlackRock Prepared Portfolio 2035; BlackRock Prepared Portfolio 2040; BlackRock Prepared Portfolio 2045; BlackRock Prepared Portfolio 2050 (collectively, the “Prepared Portfolios”)

Comment 17:	Principal Investment Strategies: Please provide further disclosure regarding the principal investment strategies of the BlackRock Prepared Portfolio 2010. In particular, please explain the asset allocation of this Fund as depicted in the glide path since the Fund is at the end of the path.

Response:	The requested disclosure has been provided. The principal investment strategies disclosure with regard to the 2010 Prepared Portfolio has been revised as follows (additional disclosure underlined):

       At the time the Fund reaches its target retirement date in 2010, the asset allocation of the Fund will become similar to that of the BlackRock Income Portfolio (“Income Portfolio”). For the Income Portfolio the target allocations are expected to be 50% equity and 50% fixed income, and the target allocation may shift over time depending on market conditions. On approximately the target retirement date of the Fund, it is expected that the Fund will merge into the Income Portfolio. At that time, the Fund’s shareholders would become shareholders of the Income Portfolio; however, this will only occur after the Fund’s Board of Trustees has determined

February 26, 2010

       that the merger is in the best interest of the shareholders of the Fund. It is expected that shareholders of the Fund will not be entitled to vote on whether such merger occurs. However, notice will be provided to shareholders of the Fund in advance of such merger. The Income Portfolio’s investment goal is to seek to provide a level of current income that exceeds the average yield on U.S. stocks generally and to provide a growing stream of income over the years.

Comment 18:	Principal Investment Strategies: Please provide further detail regarding the asset allocation of the Prepared Portfolios as they reach their respective target retirement dates, instead of merely referring to the BlackRock Income Portfolio.

Response:	The requested disclosure has been provided. The principal investment strategies disclosure for the Prepared Portfolios has been revised to add the following:

For the Income Portfolio the target allocations are expected to be 50% equity and 50% fixed income, and the target allocation may shift over time depending on market conditions.

Comment 19:	Principal Risks: Please consider combining Affiliated Funds Risk with the risk factor for Investments in Mutual Funds.

Response:	The requested change has been made. The following risk factor has replaced the risk factors for Affiliated Funds Risk and Investments in Mutual Funds.

       Investments in Mutual Funds Risk — The Fund’s investments are concentrated in underlying BlackRock funds, so the Fund’s investment performance is directly related to the performance of the underlying funds. The Fund’s net asset value will change with changes in the equity and bond markets and the value of the mutual funds in which it invests. In addition, the Fund indirectly pays a portion of the expenses incurred by the underlying funds. As the underlying funds or the Fund’s allocations among the underlying funds change from time to time, or to the extent that the expense ratio of the underlying funds changes, the weighted average operating expenses borne by the Fund may increase or decrease. Additionally, in managing the Fund, BlackRock will have authority to select and substitute underlying funds and BlackRock may be subject to potential conflicts of interest in selecting underlying funds because the fees paid to BlackRock by some underlying funds are higher than the fees paid by other underlying funds.

February 26, 2010

Comment 20:	Principal Risks: Please revise the risk factor for Investments in Mutual Funds to remove descriptions of investment strategies.

Response:	The requested change has been made.

Comment 21:	Principal Risks: Please consider removing Non-Diversification Risk from the principal risks section.

Response:	The requested change has been made.

Comment 22:	Principal Investment Strategies: Please confirm whether the Prepared Portfolios may invest in foreign debt.

Response:	The principal investment strategies disclosure has been revised to reflect that the Prepared Portfolios may invest in foreign debt as reflected below (additional language underlined).

       The fixed income allocation may be further diversified by sector (including government, corporate, agency, and other secotrs), duration (a calculation of the average life of a bond which measures its price risk), credit quality (including non-investment grade debt or “junk bonds”), geographic location (including U.S. and foreign-issued securities), or other factors.

Comment 23:	Main Risks of Investing in the Funds: Please revise the disclosure in this section to clarify that the risks pertain to the underlying funds.

Response:	The requested change has been made. The heading for this section was revised and now reads, “Main Risks of Investing in the Funds or the Underlying Funds.”
* * * * * * * * * *
          Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the each Fund’s documents.
          Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding each Fund’s Registration Statement.
Respectfully submitted,
/s/ Edward Gizzi
Edward Gizzi

cc:	Denis Molleur

February 26, 2010

Doug McCormack Aaron Wasserman Ed Baer Maria Gattuso Jack D. Cohen

February 26, 2010

Appendix A
BlackRock Global Allocation Fund, Inc.
File Nos. 033-22462 and 811-5576
Re: Post-Effective Amendment No. 31
BlackRock Global Dynamic Equity Fund
Files Nos. 333-124372 and 811-21759
Re: Post-Effective Amendment No. 8
BlackRock Prepared Portfolio 2010
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2015
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2020
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2025
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2030
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2035
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2040
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2045
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27
BlackRock Prepared Portfolio 2050
Files Nos. 333-142592 and 811-22061
Re: Post-Effective Amendment No. 27